EXHIBIT 16

July 26, 2004

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on July 20, 2004, to be filed by our former client, Champion Parts, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

However, we have no basis for commenting with respect to management's corrective actions noted in Paragraph 4 of Form 8-K.

We are not in a position to agree or disagree with the statements made by Champion in the sixth paragraph.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois